UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Diffractive Real Assets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o F/m Investments, LLC

3050 K Street NW, Suite 201

Washington, D.C. 20007

Telephone Number (including area code):

202-839-4910

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

with a copy to:

Jillian L. Bosmann, Esquire

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes	[ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Short Hills and the State of New Jersey, as of the 8th day of March, 2023.

Diffractive Real Assets Fund

By:	/s/ James G. Shaw
Name: James G. Shaw
Title: Trustee

Attest:	/s/ Donna Shaw
Name: Donna Shaw